Exhibit 99.1

Atour Lifestyle Holdings Limited Announces Proposed Registered Secondary Offering of American Depositary Shares by Legend Capital

SHANGHAI, China, December 4, 2023 /GlobeNewswire/ — Atour Lifestyle Holdings Limited (“Atour” or the “Company”) (NASDAQ: ATAT), a leading hospitality and lifestyle company in China, today announced the commencement of a proposed registered underwritten offering by entities affiliated with Legend Capital (“Legend Capital”) of American depositary shares (the “ADSs”), each ADS representing three Class A ordinary shares of par value US$0.0001 each of the Company. Legend Capital proposes to offer an aggregate of 8,000,000 ADSs (the “Secondary Offering”). The underwriters in the proposed Secondary Offering have a 30-day option to purchase up to 1,200,000 additional ADSs from Legend Capital.

The Company will not receive any proceeds from the sale of the ADSs by Legend Capital.

BofA Securities, Inc., CMB International Capital Limited and Citigroup Global Markets Inc. act as the joint bookrunners for the proposed Secondary Offering.

The proposed Secondary Offering will be made pursuant to an effective shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov. A preliminary prospectus supplement and accompanying prospectus related to the proposed Secondary Offering have been filed with the SEC and are available on the SEC’s website at www.sec.gov. Copies of the prospectus supplement and the accompanying prospectus related to the proposed Secondary Offering may be obtained by contacting BofA Securities, Inc., One Bryant Park, New York, NY 10036, United States of America, Attention: Prospectus Department, telephone: +1-800-294-1322, email: dg.prospectus_requests@bofa.com; CMB International Capital Limited, 45F, Champion Tower, 3 Garden Road, Central, Hong Kong, Attention: CMBI ECM, telephone: +852-3761-8990, email: ECMs@cmbi.com.hk; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by telephone at +1-800-831-9146, or by emailing prospectus@citi.com.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, the securities described herein, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Atour Lifestyle Holdings Limited

Atour Lifestyle Holdings Limited (NASDAQ: ATAT) is a leading hospitality and lifestyle company in China, with a distinct portfolio of lifestyle hotel brands. Atour is the leading upper midscale hotel chain in China and is the first Chinese hotel chain to develop a scenario-based retail business. Atour is committed to bringing innovations to China’s hospitality industry and building new lifestyle brands around hotel offerings. For more information, please visit https://ir.yaduo.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Atour Lifestyle Holdings Limited

Email: ir@yaduo.com

Piacente Financial Communications

Email: Atour@tpg-ir.com

Tel: +86-10-6508-0677

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